Filed by NYSE Group, Inc.
            Pursuant to Rule 425 under the  Securities  Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                          Date: February 7, 2006


On February 1, 2006, New York Stock Exchange, Inc. (the "NYSE") issued the following news release:



NYSE ANNOUNCES 2005 FINANCIAL RESULTS
-NET INCOME UP $10.6 MILLION, A 35.1% INCREASE OVER 2004-

NEW YORK, Feb. 1, 2006 - The New York Stock Exchange today reported net income of $40.8 million for the year-ended December 31, 2005, compared to $30.2 million in 2004, a year over year increase of 35.1%.

During 2005, NYSE incurred $26.1 million in expenses related to the pending merger with Archipelago Holdings, Inc. consisting of $18.5 million in litigation costs, $3.9 million in severance, and $3.7 million in integration costs. The $18.5 million of litigation costs are not considered deductible for tax purposes. Excluding these merger related expenses, NYSE net income for the year-ended December 31, 2005 was $65.2 million, a 116.1% increase over 2004. A full reconciliation of this and other similar references is included in the attached table entitled "Reconciliation of non-GAAP financial measures to GAAP measures."

The NYSE had a net loss in the fourth quarter 2005 of $20.3 million, compared to net income of $9.9 million in the fourth quarter 2004. NYSE incurred $23.6 million of merger related expenses during the fourth quarter of 2005, of which $17.5 million were litigation costs not deductible for tax purposes. Excluding these merger related expenses, net income was $6.5 million, a 34.3% decrease versus the fourth quarter 2004.


These results reflect the restatement of NYSE's financial earnings dating back to fiscal year 2002 that were announced in the NYSE Group's S-4 Registration Statement filed with the SEC on November 3, 2005.


FOURTH QUARTER FINANCIAL HIGHLIGHTS
Revenues, less Section 31 fees(1), for the fourth quarter 2005 were $276.8 million, up $3.5 million or 1.3% versus the same period in 2004. Listing fee revenue was $85.8 million, an increase of $3.8 million or 4.7% due to a larger number of outstanding shares among our listed companies. Market information fees increased $2.1 million to $44.7 million, as compared to $42.6 million in fourth-quarter 2004 due to non-recurring revenues from previously uncollected charges of $2.8 million. Regulatory fees increased $6.6 million or 23.6% to $34.7 million due to higher gross FOCUS revenues reported for the period. Investment and other income was $13.9 million, an increase of $3.7 million or 37.0% compared to 2004. The increase in investment and other income was the result of a portfolio restructuring in December 2004 to higher-yielding investments combined with a higher interest-rate environment. Declines in data-processing fees of $11.4 million or 19.8% were the result of decreased third-party usage of services provided by SIAC.(2)

Excluding merger related costs, expenses for the fourth quarter 2005 were $264.0 million, an increase of $7.4 million or 2.8% from the year-ago quarter. Compensation expenses increased by $5.7 million or 4.5% due to additional NYSE headcount, primarily within Regulation, and incentive awards from the year-ago quarter offset by changes made to NYSE employee benefit plans announced during the fourth quarter 2005 and reduced SIAC headcount. Professional services increased by $9.7 million as compared to fourth quarter 2004 due to additional spending on regulatory and corporate governance initiatives. Partially offsetting these increases was a decrease in depreciation and amortization expenses of $5.9 million or 19.3%, primarily due to a charge in the fourth quarter 2004 to reflect an acceleration of certain useful lives following a review of depreciation policies.

FULL YEAR 2005 FINANCIAL HIGHLIGHTS
Revenues, less Section 31 fees, for 2005 were $1,123.1 million, up 3.1% from $1,089.5 million in 2004. This increase is attributable to continued growth within many of our key businesses. In 2005, listing fees improved versus 2004 by 3.9% or $12.9 million to $342.7 million, driven primarily by a larger number of outstanding shares among our listed companies. Market information fees increased by 6.3% or $10.6 million to $178.2 million due to additional non- professional subscribers, growth within NYSE's proprietary data products and non-recurring revenue recoveries of $5.8 million. Regulatory fees of $129.8 million increased by 14.5% reflecting an increase in reported gross FOCUS revenues. Offsetting this growth were decreases in data-processing and trading fees. Declines in data-processing fees of $37.7 million or 17.1% were the result of decreased third-party usage of services provided by SIAC. In addition, despite an increase in average daily volume of 9.0%, trading fees decreased by $7.7 million reflecting a one-time reimbursement of $2.4 million during 2005 and certain pricing caps being met by members. Investment and other income increased by $42.1 million, or 92.1%, to $87.9 million primarily due to additional fine income and the result of a portfolio restructuring in December 2004 to higher-yielding investments combined with a higher interest-rate environment.

Expenses, excluding merger related costs of $26.1 million for the year ended December 31, 2005, decreased by $37.2 million or 3.6% compared to 2004. The decrease was led by reduced spending in general and administrative expenses of $14.6 million or 17.3% due to ongoing cost reduction initiatives. Professional services costs decreased by $5.0 million or 3.8% reflecting reduced legal costs somewhat offset by continuing initiatives in key areas of the NYSE including regulation and trading systems. Compensation expense decreased primarily due to lower headcount at SIAC, offset by higher incentive awards for NYSE employees in the current year.

Depreciation and amortization increased $7.7 million, or 8.1%, to $103.4 million reflecting the full year impact of accelerated useful lives, which began in December 2004 following a review of depreciation policies.

INCOME TAXES
The effective consolidated income tax rate for the year-ended December 31, 2005 was 53.4%, up from 33.7% in the previous year. The increase is a result of non-deductible merger related litigation costs and factors impacting our tax provision relating primarily to deferred tax items and other tax credits.

CAPITAL
As of December 31, 2005, total members' equity was $799.1 million and equity per member having distributive rights equaled $585,000.

To supplement NYSE's condensed consolidated financial statements prepared in accordance with United States generally accepted accounting principles (GAAP) and to better reflect period-over-period comparisons, NYSE uses non-GAAP financial measures of operating performance. A non-GAAP financial measure is a numerical measure of performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results but are provided to present the effects of expenses recorded by NYSE in connection with its announced merger with Archipelago and to improve overall understanding of the company's current financial performance and its prospects for the future. Specifically, NYSE believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance.

ABOUT THE NYSE
The New York Stock Exchange is the world's leading equities market and home to 2,767 companies whose total global market capitalization is $21.4 trillion, including $7.9 trillion for 450 non-U.S. companies from 47 countries. Buyers and sellers meet directly in a fair, open and orderly market to realize the best possible price through the interplay of supply and demand. On an average day,
1.6 billion shares, valued at $56.1 billion, are traded on the NYSE. The NYSE provided the most competitive quotes in its listed stocks creating the National Best Bid and Offer more than 89% of the time. For more information please visit http://www.nyse.com.


                                     # # # #


IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov ). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release may contain forward-looking information regarding the NYSE and

Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

-------------------------------

(1) The NYSE pays SEC fees pursuant to Section 31 of the Exchange Act. These fees are designed to recover the costs of the government for the supervision and regulation of securities markets and securities professionals. The NYSE collects activity assessment fees from members and pays Section 31 fees (formerly named "SEC Activity Remittance") to the SEC based on fee schedules determined by the SEC. The NYSE records activity assessment revenue and Section 31 fee expense on its condensed consolidated statement of income

(2) SIAC operates on a cost-recovery model driven by its customers' demands. Under this model, any increases or decreases in SIAC's expenses result in a corresponding change in its revenue.





Contact: Rich Adamonis
Phone: 212.656.2140
Email:  radamonis@nyse.com